File No. 812-[             ]
As filed with the U.S. Securities and Exchange Commission on May 9, 2024
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459
APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940,
AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1),
18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT AND PURSUANT TO
SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1)
AND 17(a)(2) OF THE ACT

NEUBERGER BERMAN INVESTMENT ADVISERS LLC
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
NEUBERGER BERMAN ALTERNATIVE FUNDS
NEUBERGER BERMAN EQUITY FUNDS
NEUBERGER BERMAN INCOME FUNDS
1290 Avenue of the Americas
New York, New York 10104-0002

Please direct all communications regarding this Application to:
Joseph V. Amato
Chief Executive Officer and President
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002

With copies to:
Stacy L. Fuller, Esq.
Lori L. Schneider, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C.  20006-1600

This Application (including Exhibits) contains 21 pages.

Page 1 of 21 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:
 NEUBERGER BERMAN INVESTMENT
ADVISERS LLC

NEUBERGER BERMAN ADVISERS
MANAGEMENT TRUST

NEUBERGER BERMAN ALTERNATIVE FUNDS

NEUBERGER BERMAN EQUITY FUNDS

NEUBERGER BERMAN INCOME FUNDS

1290 Avenue of the Americas
New York, New York 10104-0002

) ) ) ) ) ) ) ) ) ) ) ) ) ) )
APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

I.	INTRODUCTION
Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, and Neuberger Berman Income Funds1 (each a “Trust,” and together, the “Trusts”) and Neuberger Berman Investment Advisers LLC (“NBIA” or “Adviser”) (the Trusts and NBIA together are the “Applicants”) hereby file this application (the “Application”) for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.2  Applicants are requesting relief with respect to existing and future series of the Trusts or other existing or future open-end management investment companies that are registered under the Act and advised by the Adviser (each a “Fund,” and together, the “Funds”).3
Applicants request an Order that would permit a Fund to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”).  The Order would provide Funds
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[1]
Currently, Neuberger Berman Advisers Management Trust offers four series which offer individually redeemable shares to separate accounts of insurance companies as the underlying investment vehicles for variable life insurance and variable annuity contracts (collectively, “variable insurance contracts”) issued by the insurance companies (owners of such contracts, “contract holders”).  Individual investors may not purchase or redeem shares in the series of Neuberger Berman Advisers Management Trust directly.  Each of Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, and Neuberger Berman Income Funds offer individually redeemable shares at net asset value (“NAV”), subject in certain cases to applicable sales loads and/or contingent deferred sales charges.  Neuberger Berman Alternative Funds has two existing series, Neuberger Berman Equity Funds has 18 existing series, and Neuberger Berman Income Funds has nine existing series.

[2]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application.
[3]
The term “Adviser” includes (i) NBIA, and (ii) any entity controlling, controlled by or under common control with, NBIA or its successors.  For the purposes of the requested order, a “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

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with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the Act (“ETF Operational Relief”) and 2) the relief necessary to offer an ETF Class (“ETF Class Relief”).
Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices; (ii) ETF Shares to be issued and redeemed in “Creation Units,” as defined in Rule 6c-11; (iii) certain affiliated persons of a Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11, and (iv) certain Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption.  As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c‑11 and the ETF Class Relief.
Pursuant to the ETF Class Relief, the Order would permit a Fund to offer both an ETF Class and Mutual Fund Classes.  This multi-class structure would be in compliance with Rule 18f-3 under the Act, except as described below.
II.	THE APPLICANTS

a.	The Trusts

Each of the Trusts is organized as a statutory trust under the laws of Delaware. The Trusts are registered with the Commission as open‑end management investment companies under the Act. The offerings of the shares of the separate series of each Trust are also registered under the Securities Act of 1933, as amended (“Securities Act”).
The Funds that initially would rely on the relief are separate investment portfolios of the Trusts and pursue distinct investment objectives and strategies.  In general, the Funds are characterized by broad diversification, low portfolio turnover implemented through daily rebalancing toward targeted exposures, efficient use of investor cash flows as part of the daily rebalancing process, low amounts of uninvested cash, low brokerage costs, and tax efficient portfolio management.  Most Fund shareholders are long-term investors.  The investor base for the Funds reflects a variety of shareholder types, including contract holders, direct retail investors, clients represented by independent financial advisers, broker-dealers, employer-sponsored retirement plans, or other intermediaries (“Financial Intermediaries”) and institutional investors.
b.	NBIA

NBIA is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Any other Adviser also will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser will serve as the investment adviser to each Fund pursuant to an investment management (or advisory) agreement with the relevant Trust.  The Adviser may enter into sub-advisory agreements with other investment advisers to serve as sub-advisers with respect to particular Funds.
III.	BACKGROUND

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) to permit certain of its open-end management investment companies tracking domestic equity indexes and offering mutual fund classes to add an exchange-traded class.4  In 2003, the Commission granted Vanguard a second order, amending the
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[4]
Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order) (“Initial VGI Order”).  The Commission itself, as opposed to the Commission staff acting under delegated authority, issued the Initial VGI Order, determining that the relief requested was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  In the process of granting the order, the Commission also

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Initial VGI Order to expand the relief to cover additional domestic equity index funds.5  Also in 2003, the Commission granted Vanguard a third exemptive order, which permitted its international equity index funds with mutual fund classes to add an exchange-traded class.6  Finally, in 2007, the Commission granted Vanguard a fourth exemptive order to permit its bond index funds with mutual fund classes to add an exchange-traded class.7  Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become one of the major sponsors of index-based ETFs, with more than $2 trillion in assets invested through exchange-traded classes, representing almost 30% of all ETF assets in the United States.8  Vanguard funds with exchange-traded classes also have more than $2.7 trillion in assets invested through their mutual fund classes.9
In 2019, the Commission adopted Rule 6c-11 under the Act to provide the exemptive relief that is necessary from the Act to permit standard ETF operations.10  However, the Commission determined not to provide in Rule 6c-11 the exemptive relief necessary to allow mutual funds to offer also an ETF class.  The Commission explained in the Adopting Release that such ETF class relief raises policy considerations that are different from those that addressed in Rule 6c-11.  The Adopting Release notes, for example, that an ETF class that transacts with “Authorized Participants,” as defined in Rule 6c-11, on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio.  As a result, although certain costs may result from transactions by or through one class, all shareholders would generally bear them.11  Accordingly, the Commission concluded that ETF share classes should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.12
IV.	IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each class of a Fund, as discussed below.  As noted, the investor base for the Funds reflects a variety of shareholder types, including direct retail investors, clients represented by independent financial advisers, broker-dealers, employer-sponsored retirement plans, or other intermediaries, and institutional investors.  Applicants continue to see demand for ETFs to help investors meet their distinct financial goals and look for opportunities to grow their lineup with innovative strategies that offer choice, value, and new opportunities to help meet the evolving needs of investors.
Applicants believe that the multi-class structure will allow investors to choose the manner in which they wish to hold interests in a Fund based on the share class characteristics that are most important to the investor.  In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the board of trustees of the respective Trust (“Board”), including the trustees who are not interested persons of that Trust under Section 2(a)(19) of the Act (“Independent Trustees”), will find, before such a structure is implemented, that the multiple class plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole.  As required
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considered and denied a hearing request on the original application, as reflected in the final Commission order.
[5]	The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).
[6]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).
[7]	Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).
[8]	Source: Morningstar as of May 31, 2023.
[9]	Id.
[10]	Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Adopting Release”)
[11]	Adopting Release at 122-123.
[12]	Adopting Release at 124.
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by Rule 18f-3, before any Board vote on a multiple class plan including an ETF Class, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.
In addition to the initial evaluation and approval of the multi-class structure, the Board also will periodically evaluate the class structure of the Fund.  To inform this evaluation, the Adviser will provide information that the Board deems necessary to assist its evaluation, which may include, among other information, data regarding brokerage and other costs associated with portfolio transactions, cash levels, or tax consequences for the Fund.  The Board will consider whether the report is suggestive of any issues, including conflicts between the classes, that require Board action.  The Board also will receive reports on the operations of the ETF Class, including information on trading spreads for the ETF Shares, premiums or discounts of the market prices of ETF Shares as compared to the net asset value (“NAV”) of the ETF Shares, and Authorized Participant activity.  In addition, in the event that the Adviser identifies material issues in the functioning of the multi-class structure, the Adviser will notify the Board and recommend appropriate remedial measures.  The Board will then decide whether to take any corrective action.  The range of corrective measures may vary depending on the particular facts and circumstances relating to the Fund’s operations.
The Fund’s registration statement will clearly describe the multi-class structure, including the key characteristics of, and any risks associated with, the multi-class structure, such as the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.  Investors therefore will be able to assess whether they wish to invest in the Fund, and if so, through which class.
a.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Among other benefits, Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.
First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency.  In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio management costs.  This could be particularly true through the use of custom baskets, as permitted under Rule 6c-11.  For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market.  In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund.  This could help shareholders defer capital gains to the extent that portfolio adjustments and cash redemptions require the sale of portfolio securities.
As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund.  To the extent that some existing mutual fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares without disrupting the Fund portfolio.  At the same time, these shareholders could save on transaction costs and potential tax consequences by exchanging shares into the ETF Class of the same Fund.
In addition, the ETF class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale.  ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund.  Greater assets under management may lead to additional cost efficiencies.  An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.
Although the Funds are intended for long-term investors, ETF Shares could allow certain investors to engage in more frequent trading without disrupting the Fund portfolio.  For example, following market declines, to the extent that a mutual fund shareholder wanted to engage in tax-loss harvesting, the shareholder could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market.  Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.
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b.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Among other benefits, Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.
First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing.  To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to establish the desired portfolio exposures.  Under these circumstances, cash flows through a Mutual Fund Class would help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on the given day.
Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions of ETF Shares, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market.  For example, if certain Funds hold a large number of securities with a wide range of portfolio exposures, cash flows from a Mutual Fund Class could be utilized strategically by the portfolio manager to obtain exposure to (smaller) portfolio positions (e.g., small portfolio positions), and the portfolio manager could reduce the number of different securities in Baskets.  As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs, which potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market.13
With respect to existing Funds, offering an ETF Class would permit investors that prefer the ETF distribution channel to gain access to established Fund investment strategies.  Many Funds have a well-established, strong reputation and track record.  For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity.  Assets under management and performance track record also can be important criteria for an ETF to qualify for certain distribution platforms maintained by financial intermediaries.  An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the distribution of the ETF Shares to investors.
Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies.  In terms of fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders.  As an initial matter, creating an ETF Class of an existing Fund should entail lower organizational costs.  As an ongoing matter, an ETF Class also could have lower expenses as a result of economies of scale such as breakpoints on service contracts or advisory contracts.  These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.14
Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base.  Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.
Finally, the establishment of an ETF Class as part of an existing Fund also would provide ETF shareholders the benefit of an established securities lending program.  It usually takes a new Fund some time to establish the asset
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[13]	Adopting Release at 83.
[14]
See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (”breakpoints“), and otherwise experience economies of scale, resulting in lower fees and expenses.  They also state that multiple classes avoid the need to create ”clone“ funds, which require duplicative portfolio and fund management expenses.  Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

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base and maturity of a securities lending program to reach optimal utilization.  Shareholders of a new ETF Class of an existing Fund could receive the benefit of a fully developed securities lending program.
c.	Adopting Release Concerns about ETF Classes

The Adopting Release indicates that share class ETFs raise certain additional policy considerations.  Specifically, the Commission notes that the cash flows associated with other classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.
With respect to the potential consequences of cash flows, the Commission identifies three categories of costs:  (1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; (2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and (3) distributable capital gains associated with portfolio transactions.  Applicants believe that each of these issues could be considered by the Adviser and the Board in determining whether a particular Fund should offer both Mutual Fund Classes and an ETF Class.
In terms of brokerage and other costs in connection with portfolio transactions, Funds will be chosen where the Adviser believes shareholders of all classes will benefit from the scale, efficiency, and flexibility of the multi-class structure, and shareholder flows, cash balances, and portfolio rebalances can be managed holistically with in-kind transactions and efficient rebalancing to the mutual benefit of shareholders of all classes, significantly reducing the potential risk to the ETF Class, which will be clearly disclosed.
As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through an ETF Class.  At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions.  Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF class is a combination that could allow for benefits to all Fund shareholders:  in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio.
With respect to the issue of cash drag, the Funds will pursue investment strategies in which cash balances (if needed) can be efficiently raised and cash can be readily equitized as part of the portfolio management strategy, and Mutual Fund Class cash flows can be efficiently used to effect rebalances.  In addition, most investors in existing Funds are long-term investors.  As a result, Applicants do not expect the Funds that would offer ETF Classes to maintain cash balances at a level that materially differs from the level at which the Adviser currently maintains cash balances as part of its active investment approach.
Finally, the tax management of a Fund portfolio can have many elements.  As a general matter, in-kind redemptions through the ETF Class could limit the realization of capital gains and reduce the unrealized capital gains for the portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes.  In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains.  The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio (as described in connection with transaction costs above) and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings.  A portfolio manager also may engage in careful tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions.  Such capital losses could be particularly useful in connection with actively managed investment companies like the Funds, where the realization of some capital gains can be in connection with portfolio management activity rather than as a result of cash redemptions.  Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.
In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by
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the Rule 6c-11, share class ETFs do not provide daily portfolio transparency.15  Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of funds that offer exchange-traded classes.  Accordingly, although the Funds currently make portfolio holdings information available to shareholders with a lag, Applicants will disclose each Fund’s complete portfolio holdings on a daily basis, as required by Rule 6c-11.
As reflected above, the Adviser and the Board will be attentive to the Commission’s concerns in the Adopting Release, and Applicants have proposed conditions to the relief that will ensure that the Adviser and the Board focus on these issues on an initial and ongoing basis.  Applicants also will include appropriate disclosure in the Fund’s registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.  Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.
V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.
Applicants believe that the requested relief described in this Application meets these standards.
VI.	LEGAL ANALYSIS AND DISCUSSION

a.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11.  Applicants believe that they may be deemed to be unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.”  To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares in addition to ETF Shares may not meet this definition.
In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares.  The Exchange Privilege will conform with Section 11(a) of the Act.  In particular, any exchange would occur at the relative net asset values of the respective securities.  To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the Act.  ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market.  The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act.  Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.
Although Applicants otherwise would comply with Rule 6c-11, as required by condition 1 below, because the Funds may not be able to rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.
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[15]	Adopting Release at footnote 433.
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1.	Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.  Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.
Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act are met.  Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32).  Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except as described herein, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register as an open-end management investment company and redeem ETF Shares in Creation Units only.
2.	Section 22(d) of the Act and Rule 22c-1 under the Act

Section 22(d) of the Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus.  Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.
Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions.  As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11.  Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.
3.	Section 22(e) of the Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.
Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket.  Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.
4.	Sections 17(a)(1) and 17(a)(2) of the Act

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.
Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11.  Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.
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b.	ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the Act in order for the Funds to offer an ETF Class.
1.	Section 18 of the Act and Rule 18f-3 under the Act

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant.  The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”
Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.16  The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.
In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.17  Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.
Applicants have identified six ways in which Mutual Fund Shares and ETF Shares will have different rights.
•	First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units.

•	Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not.

•	Third, any Exchange Privilege will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Fund).

•
Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service.

•
Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to Exchange requirements, the declaration date for ETF Shares is expected to be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard).

______________________________
[16]
See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm.  of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

[17]	See supra footnote 13.
Page 10 of 21 sequentially numbered pages (including exhibits)

•
Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be the same as the ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.
A. Leverage.  The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.18
B. Conflicts of Interest.  While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to an ETF Class are any different from those that could arise in any multi-class arrangement.  Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation.  Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry.  The Funds will comply with these voting and allocation provisions.  Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.
(i)	Potential conflicts of interest resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date and, in certain cases, can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date.  Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another.  Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.
(ii)	Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the payment date for Mutual Fund Shares is expected to be the ex-dividend date while the payment date for ETF Shares is expected to be several days after the ex-dividend date.  Thus, while shareholders in the Mutual Fund Class who wish to reinvest their dividends will be able to do so on the ex-dividend date, shareholders in the ETF Class who wish to reinvest their dividends will not be able to reinvest their dividends until several days later.  The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.
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[18]
In the Rule 18f-3 Proposing Release, the Commission recognized that “[m]ultiple class funds do not involve leverage because each class represents interests in the same portfolio of investments and participates in all of the portfolio’s gains and losses.”

Page 11 of 21 sequentially numbered pages (including exhibits)

As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend.  This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend.  Applicants do not believe that this economic difference will be significant.
Further, Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:
•	As noted above, Applicants do not believe the potential performance difference will be significant.

•
Applicants do not believe that the potential performance difference will consistently favor one class over the other.  Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•
Section 18 does not guarantee equality of performance among different classes of the same Fund.  Indeed, different classes will always have different performance as a result of the different expense ratios that apply to the classes.  Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

•
The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not.  The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must currently accept in order to obtain the other inherent features of the exchange-traded structure, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii)	Potential inequitable voting power.

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.
Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share.  While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing.  Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.
Page 12 of 21 sequentially numbered pages (including exhibits)

(iv)	Cross-Subsidization.

As discussed above in section IV.C of the Application, the Commission recently has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share.  This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes.  However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders.  In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares.  Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.
Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3.  For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity.  Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.
Applicants generally propose to take the same approach with respect to a Fund that would offer Mutual Fund Classes and an ETF Class.  However, in light of the Commission’s concerns, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter.  As noted above, based on the characteristics of certain Funds and the Adviser’s historical investment approach, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of the Funds that rely on the requested Order would benefit from the multi-class structure.  As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.
C. Investor Confusion.  With respect to the issue of investor confusion, Applicants intend to take numerous steps that Applicants believe will minimize or eliminate any potential for investor confusion.  At the outset, Applicants believe the potential for confusion is very limited.  Applicants note that ETFs have been in existence for more than 25 years, and some ETFs are so popular that they consistently are among the highest volume securities on the Exchange on which they trade.  As a general matter, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes.  As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.19  Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.20  Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through the Exchange Privilege, when available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.  As noted above, many investors in the Funds are also clients of Financial Intermediaries that could help explain differences between the classes.

______________________________
[19]	Adopting Release at 116.
[20]	Adopting Release at 124.
Page 13 of 21 sequentially numbered pages (including exhibits)

Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares.
•
Different products, different names.  All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

•	Separate prospectuses. There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.

•
Prominent disclosure in the ETF Shares Prospectus.  The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

•
Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus.  To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

•
No reference to ETF Shares as a mutual fund investment.  The ETF Shares will not be marketed as a mutual fund investment.  Marketing materials may refer to ETF Shares as an interest in an investment company or Fund but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares.  Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•
Disclosure regarding dividends.  The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom the investor purchased shares makes such option available.  Further, the prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if available and elected) may not occur until several days after the ex-dividend date.

•	Educational material. The Adviser will provide plain English disclosure on its website about ETF Shares and how they differ from Mutual Fund Shares.

Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between Mutual Fund Shares and ETF Shares.
c.	Precedent

As noted above, the Commission has granted the requested relief on four previous occasions, as reflected in the Vanguard Orders.21  Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief.  Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an on-going basis, as required by the conditions.
VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

______________________________
[21]	See supra footnotes 3-6.
Page 14 of 21 sequentially numbered pages (including exhibits)

1.
A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the Act, except that a Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege.

2.
A Fund will comply with Rule 18f-3 under the Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application.  As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole.  As required by Rule 18f-3, before any vote on a plan including an ETF Class, the trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

3.
To assist in the initial Board consideration of the addition of an ETF Class to a Fund, the Adviser shall prepare a written report for the Board evaluating the appropriateness of the ETF Class in light of the specific circumstances of the Fund and the investment strategy of the Fund.  The Adviser shall provide information that the Board of the Trust deems relevant to the Board’s consideration of the ETF Class, which may include, among other information, historical data regarding cash inflows and outflows for the Mutual Fund Classes, portfolio turnover, brokerage and other costs associated with buying and selling portfolio securities, any impact on portfolio performance resulting from cash balances maintained to satisfy cash redemptions, and any distributable capital gains.  The report will assist the Fund Board in evaluating the potential for any conflicts between the Mutual Fund Classes and the ETF Class based on current and historical information as well as the reasonably anticipated transaction activity through the respective classes over the following year.

4.
The Board of the Trust periodically will evaluate the class structure of the Fund.  To inform this evaluation, the Board of the Trust will receive a report from the Adviser that provides information that the Board deems necessary to assist its evaluation, which may include, among other information, data regarding brokerage and other costs associated with portfolio transactions, cash levels, or tax consequences for the Fund.  The Board will consider whether the report is suggestive of any issues, including conflicts between the classes, that require additional Board action.

5.
Each Fund that issues an ETF Class will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application.  The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the Act are included as Exhibits A-1 through A-2 to this Application.  The verifications required by Rule 0-2(d) under the Act are included as Exhibits B-1 through B-2 to this Application.
Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 1290 Avenue of the Americas, New York, New York 10104-0002, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.
Page 15 of 21 sequentially numbered pages (including exhibits)

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and 17(b) of the Act granting the relief requested in the Application.  Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.  In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act.
Applicants have caused this Application to be duly signed on their behalf on May 9, 2024.
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST NEUBERGER BERMAN ALTERNATIVE FUNDS NEUBERGER BERMAN EQUITY FUNDS NEUBERGER BERMAN INCOME FUNDS

By:	/s/ Joseph V. Amato Name: Joseph V. Amato Title: President and Chief Executive Officer

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Joseph V. Amato
Name: Joseph V. Amato
Title: President and Chief Investment Officer-- Equities

Page 16 of 21 sequentially numbered pages (including exhibits)

EXHIBITS TO APPLICATION
The following materials are made a part of the Application and are attached hereto:
Designation	Document
Exhibits A-1 through A-2	Authorizations
Exhibits B-1 through B-2	Verifications

Page 17 of 21 sequentially numbered pages (including exhibits)

Exhibit A-1
AUTHORIZATION
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
NEUBERGER BERMAN ALTERNATIVE FUNDS
NEUBERGER BERMAN EQUITY FUNDS
NEUBERGER BERMAN INCOME FUNDS

I, Claudia A. Brandon, do hereby certify that I am the Secretary of each of Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds and Neuberger Berman Income Funds, (each a “Trust”).  I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trusts and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the appropriate officers of Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds and Neuberger Berman Income Funds (each a “Trust”) be, and they hereby are, authorized to execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of the Trust, for an order exempting the Trust from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 18(f)(1), 18(i), 22(d) and 22(e) of the Investment Company Act of 1940, as amended (“1940 Act”) and Rule 22c-1 under the 1940 Act, thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trust that will allow the Trust to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares, in a form satisfactory to such officers and counsel to the Trust, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and further,

RESOLVED, that the appropriate officers of the Trust, in consultation with counsel to the Trust, be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Trust, in order to fully carry out the intent and accomplish the purposes of, the foregoing resolutions, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 9th day of May, 2024.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST NEUBERGER BERMAN ALTERNATIVE FUNDS NEUBERGER BERMAN EQUITY FUNDS NEUBERGER BERMAN INCOME FUNDS

By:	/s/ Claudia A. Brandon Name: Claudia A. Brandon Title: Secretary

Page 18 of 21 sequentially numbered pages (including exhibits)

Exhibit A-2
AUTHORIZATION
NEUBERGER BERMAN INVESTMENT ADVISERS LLC

As President of Neuberger Berman Investment Advisers LLC (the “Company”), Joseph V. Amato is authorized to sign and file this document on behalf of the Company pursuant to the Statement of Unanimous Consent of the Board of Directors dated as of May 8, 2024.

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Joseph V. Amato Name: Joseph V. Amato Title: President

Page 19 of 21 sequentially numbered pages (including exhibits)

Exhibit B-1
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated May 9, 2024, for and on behalf of each of Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, and Neuberger Berman Income Funds, (ii) that he is the President thereof; and (iii) all action by trustees/directors and other bodies necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST NEUBERGER BERMAN ALTERNATIVE FUNDS NEUBERGER BERMAN EQUITY FUNDS NEUBERGER BERMAN INCOME FUNDS

By:	/s/ Joseph V. Amato Name: Joseph V. Amato Title: President and Chief Executive Officer

Page 20 of 21 sequentially numbered pages (including exhibits)

Exhibit B-2
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated May 9, 2024, for and on behalf of Neuberger Berman Investment Advisers LLC, (ii) that he is the President thereof; and (iii) all actions by directors and other bodies necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Joseph V. Amato Name: Joseph V. Amato Title: President

Page 21 of 21 sequentially numbered pages (including exhibits)